Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED JUNE 30, 2025

KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE and HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced its unaudited financial results for the six months ended June 30, 2025 (the “Reporting Period”), which have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), which are different from the IFRS Accounting Standards.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group (as defined under the “General Information” section).

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2025

•	Gross transaction value (GTV)1 was RMB1,722.4 billion for the six months ended June 30, 2025, representing an increase of 17.3% from RMB1,468.9 billion in the same period of 2024. GTV of existing home transactions was RMB1,163.8 billion for the six months ended June 30, 2025, representing an increase of 13.7% from RMB1,023.8 billion in the same period of 2024. GTV of new home transactions was RMB487.6 billion for the six months ended June 30, 2025, representing an increase of 26.0% from RMB387.1 billion in the same period of 2024.

•	Net revenues were RMB49.3 billion for the six months ended June 30, 2025, representing an increase of 24.1% from RMB39.7 billion in the same period of 2024.

1	GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company’s platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services (excluding home rental services), and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

•	Net income was RMB2,162 million for the six months ended June 30, 2025, compared to RMB2,333 million in the same period of 2024. Adjusted net income[2] was RMB3,214 million for the six months ended June 30, 2025, compared to RMB4,086 million in the same period of 2024.

•	Number of stores was 60,546 as of June 30, 2025, a 31.8% increase from 45,948 as of June 30, 2024. Number of active stores[3] was 58,664 as of June 30, 2025, a 32.1% increase from 44,423 as of June 30, 2024.

•	Number of agents was 557,974 as of June 30, 2025, a 21.6% increase from 458,690 as of June 30, 2024. Number of active agents[4] was 491,573 as of June 30, 2025, a 19.5% increase from 411,478 as of June 30, 2024.

•	Mobile monthly active users (MAU)[5] averaged 48.7 million for the three months ended June 30, 2025, compared to 49.7 million for the three months ended June 30, 2024.

[2]	Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Please refer to the section titled “Unaudited Reconciliation of GAAP and Non-GAAP Results” for details.

[3]	Based on our accumulated operational experience, we have introduced the number of active agents and active stores on our platform which can better reflect the operational activeness of stores and agents on our platform. “Active stores” as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days.

[4]	“Active agents” as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months.

[5]	“Mobile monthly active users” or “mobile MAU” are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin mini programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile MAUs for each month of such period, by (ii) the number of months in such period.

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

In the first half of 2025, the total volume of residential housing transactions in China’s real estate market remained stable. In the first quarter, the market carried forward the momentum from the end of 2024. In the second quarter, the market entered a period of adjustment, weighed down by international trade frictions and other adverse factors, while the impact of supportive policies also diminished. In the first half of 2025, the continuous expansion of Beike platform’s agent and store network, along with refined operations, expanded cooperation models, and the advancement of ecosystem governance, drove our existing home and new home businesses to deliver results that outperformed the market. Meanwhile, our home renovation and furnishing services and home rental services both achieved high-quality growth. Net revenues from non-housing transaction services accounted for over 38% of our total net revenues in the first half of 2025, highlighting our diversified growth drivers. We also consistently enhanced shareholder returns, optimized our capital structure, and improved capital operational efficiency, creating and steadily increasing long-term value for our shareholders.

Existing home transaction services

In the first half of 2025, driven by the continuing expansion of our platform network and the deepening of operational initiatives, along with the sustained structural growth of China’s existing home market, the proportion of existing home sales on our platform further increased to over 75% of total home transaction orders.

We remained committed to expanding our ecosystem of real estate brokerage brands, high- quality stores, and agents, while strengthening its operations and empowerment. In the first half of 2025, multiple national and local large- and medium-sized real estate brokerage brands joined our network. As of June 30, 2025, the number of active stores on our platform reached 58,664, an increase of more than 32% year over year, and the number of active agents was 491,573, up over 19% year over year.

We continued to deepen and refine our operations, leveraging our scientific management system, management initiatives, platform-based mechanisms, and AI-driven technological applications to improve agent productivity. We also strengthened agents’ capabilities in maintaining home listings through initiatives like home maintenance scores and high-quality home products and focused sell-through to improve transaction conversion rates. At the same time, we implemented a series of measures to strengthen cooperative engagement in the network, which enhanced efficiency of matching and transaction. These measures included embedding competitive dynamics into our stores’ scientific management system, deepening the operation of co-governance councils, store points-based incentive program, and designating quality-and-efficiency business districts.

New home transaction services

In the first half of 2025, our new home transaction services continued to significantly outperform the industry.

On the projects supply front, the supply of our cooperative projects remained stable, and we enhanced refined management of new home projects through our AI agent “Qianji,” revitalizing more inventory projects.

On the customer side, we strengthened business synergies and refined operations, while launching the new home AI assistant “Qianzhi” for agents. It helps agents effectively activate new home clients, reduces the difficulty of matching clients with new home projects, and enhances agents’ new home sales capabilities.

Home renovation and furnishing services

In the first half of 2025, we focused on enhancing the product competitiveness and delivery capabilities, while improving operations, driving high-quality growth in our home renovation and furnishing services, with a 16.5% year-over-year increase in net revenues to RMB7.5 billion for the first half of 2025. In the second quarter, the contribution margin for home renovation and furnishing services reached 32.1%. At the city level, the business was profitable before deducting headquarters expenses, with the unit economics in core cities showing significant improvement.

In terms of product capabilities, we systematically analyzed and extracted customers’ core housing needs at different life stages based on customer data insights. Aided by master designs and development, we launched home renovation modules that are flexibly configurable and rapidly upgradable. By combining these modules with designer adjustments, we offer customers one-stop home renovation solutions. In the first half of this year, we also piloted model showrooms adjacent to our contract signing service centers, featuring productized model homes based on master designs. These showrooms display modular living spaces to customers with a tangible experience, facilitate cross-selling with our brokerage services, and allow us to explore new models for home renovation products.

In the first half of 2025, our supply chain’s centralized procurement capabilities improved significantly. Based on our customer insights, we streamlined partner brand selection and SKUs for our supply chain. As a result, the centralized procurement rate for primary and auxiliary materials increased substantially in the second quarter, while unit purchase prices declined.

To enhance our delivery system, we focused on the professionalization of project managers. We identified over 2,600 high-quality project managers on our platform and improved their efficiency and elevated customer experience by initiatives including optimizing order dispatching rules and focusing on residential communities in key business districts.

Home rental services

In the first half of 2025, our home rental services sustained rapid growth. As of the end of June 2025, home units under our management exceeded 590,000, an increase of more than 88% year over year. Net revenues from home rental services exceeded RMB10.7 billion in the first half of the year, representing an 85% year-over-year increase. In the second quarter, the contribution margin for home rental services reached 8.4%, up 2.5 percentage points year over year.

We continued to iterate our product portfolio to meet homeowners’ varied needs regarding vacancy periods and revenue, balancing risks and returns while expanding the scale of our business. Meanwhile, we established quality-driven lead allocation rules with an emphasis on refining operations of key projects to achieve precise property acquisition and efficient leasing, thereby driving a virtuous cycle of quality, scale, and efficiency.

We are leveraging AI to reconstruct our business processes and operational workflows. Across various business areas such as property signup, leasing, property management, and inventory management, we trialed AI-led strategy enhancements and operational support, driving improvements in agent productivity and leasing turnover rates in pilot regions. On the customer service front, we established an intelligent service system where AI assistants offer homeowners and tenants 24/7 online support, delivering timely responses and standardized service, resulting in a high rate of online resolution of customer needs and an improved customer experience.

Additionally, in the first half of 2025, personnel productivity of home rental services saw notable improvements. As of June 30, 2025, the average number of units managed per property manager increased significantly year over year, while the average number of units leased per property manager in June this year also registered substantial year-over-year growth.

Beihaojia

In the first half of 2025, we continued to provide end-to-end comprehensive services for our partners including real estate developers by leveraging C2M (Customer to Manufacturer) for precise product positioning and design, combined with integrated online-offline marketing services for efficient customer acquisition. Notably, we made considerable progress in building capabilities for price and unit mix forecasting. On price forecasting, our systematic modeling reduces the effects of structural and subjective factors, making prices comparable across different segments and time periods. This helps developers achieve accurate pricing across regions and cycles with a high degree of model accuracy. Our unit mix forecasting, based on modeling potential customer behavior, historical data, and other inputs, has shown a consistently rising forecast success rate in sample simulations. Our customer insight capabilities allow us to accurately identify and profile potential customers for specific geographical areas and housing projects and predict high-purchase- intent customers, helping developers with precise positioning and optimization of new home products.

Business Outlook

China’s real estate industry is currently at a critical stage of accelerating transformation, with consumers’ demand for “better living” continually rising. As a result, the growth focus of our housing transaction services will shift from scale to efficiency to foster more sustainable growth over the long term. Additionally, the business models and capabilities of our home renovation and furnishing and home rental services will be fueled by continuous innovation in business model, product, and technology. Through scientific and in-depth approach to management and operations, we are forging an organization that can constantly evolve and create new value. Going forward, we will promote a positive cycle of quality, scale, and efficiency to drive synergies across our businesses, achieving sustainable development and strengthening our organization’s long-term competitiveness.

SHAREHOLDER RETURNS

While achieving robust performance, we also placed a high priority on shareholder returns, further improving capital allocation and amplifying capital operational efficiency. In the first half of 2025, we have allocated approximately US$394 million to our Share Repurchase Program (as defined below), repurchasing a total number of American depositary shares (the “ADSs”) that represents approximately 1.7% of our total issued shares by the end of 2024. Cumulatively, since the launch of our Share Repurchase Program in September 2022 and up to the end of June 2025, we have repurchased around US$2.02 billion worth of ADSs, which represents approximately 10.3% of the Company’s total issued shares prior to the launch of the Share Repurchase Program. These repurchased Class A ordinary shares, represented by ADSs, have been fully cancelled.

Additionally, on August 26, 2025, the board of directors of the Company (the “Board”) has approved the upsizing and extension of our existing Share Repurchase Program. The repurchase authorization has been increased from US$3 billion to US$5 billion, and the program’s duration has been extended to August 31, 2028. With our substantial cash reserves and robust financial management capabilities, we aim to create and continuously enhance long-term value for our shareholders through our proactive shareholder return initiatives.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)

Our ESG rating has been upgraded from “BBB” to “A” in the latest assessment by Morgan Stanley Capital International since February 2025, achieving a leap for the second consecutive year and reflecting the market’s high-level recognition for and confidence in the effectiveness of our ESG management.

Leveraging enhanced digital capabilities, we have achieved significant improvements in the availability and accuracy of greenhouse gas (GHG) emissions data. To more comprehensively and accurately reflect our baseline emissions, we have updated our base year and emissions reduction targets: we aim to achieve carbon neutrality in our own operations (Scope 1 and 2) by no later than 2030, and reduce the value chain carbon emissions intensity (Scope 3) by 30% in 2030 from 2024 as the base year.

MANAGEMENT DISCUSSION AND ANALYSIS

Results of Operation

Net Revenues

Net revenues increased by 24.1% to RMB49.3 billion for the six months ended June 30, 2025 from RMB39.7 billion in the same period of 2024, primarily attributable to the increase of GTV and the expansion of our home renovation and furnishing and home rental business. Total GTV increased by 17.3% to RMB1,722.4 billion for the six months ended June 30, 2025, from RMB1,468.9 billion in the same period of 2024, primarily attributable to the Company’s enhanced coverage capabilities.

•	Net revenues from existing home transaction services increased by 4.0% to RMB13.6 billion for the six months ended June 30, 2025, compared to RMB13.1 billion in the same period of 2024, primarily due to a 13.7% increase in GTV of existing home transactions to RMB1,163.8 billion for the six months ended June 30, 2025, from RMB1,023.8 billion in the same period of 2024. The difference in year-over-year change rate between the GTV of existing home transactions and that of net revenues was primarily attributable to a higher contribution from GTV of existing home transactions served by connected agents on the Company’s platform, for which revenue is recorded on a net commission basis from platform service, franchise service and other value-added services, while for GTV served by Lianjia agents is recorded on a gross basis.

Among that, (i) commission revenue increased by 3.1% to RMB10.9 billion for the six months ended June 30, 2025, from RMB10.6 billion in the same period of 2024, primarily due to an increase in GTV of existing home transactions served by Lianjia stores of 5.4% to RMB434.5 billion for the six months ended June 30, 2025, from RMB412.4 billion in the same period of 2024; and

(ii) the revenues derived from platform service, franchise service and other value- added services, which are mostly charged to connected stores and agents on the Company’s platform, increased by 8.0% to RMB2.7 billion for the six months ended June 30, 2025, from RMB2.5 billion in the same period of 2024, mainly due to a 19.3% increase of GTV of existing home transactions served by connected agents on the Company’s platform to RMB729.3 billion for the six months ended June 30, 2025, from RMB611.5 billion in the same period of 2024, partially offset by incentive-based reductions in platform service and franchise service fees for connected stores.

•	Net revenues from new home transaction services increased by 29.9% to RMB16.7 billion for the six months ended June 30, 2025, from RMB12.9 billion in the same period of 2024, primarily due to the increase of GTV of new home transactions of 26.0% to RMB487.6 billion for the six months ended June 30, 2025, from RMB387.1 billion in the same period of 2024. Among that, the GTV of new home transactions facilitated on the Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels increased by 27.5% to RMB400.2 billion for the six months ended June 30, 2025, from RMB313.8 billion in the same period of 2024, while the GTV of new home transactions served by Lianjia brand increased by 19.3% to RMB87.4 billion for the six months ended June 30, 2025, from RMB73.3 billion in the same period of 2024.

•	Net revenues from home renovation and furnishing increased by 16.5% to RMB7.5 billion for the six months ended June 30, 2025 from RMB6.4 billion in the same period of 2024, primarily attributable to the increase of orders driven by the synergetic effects from customer acquisition and conversion between home transaction services and home renovation and furnishing business.

•	Net revenues from home rental services increased by 85.2% to RMB10.8 billion for the six months ended June 30, 2025, from RMB5.8 billion in the same period of 2024, primarily attributable to the increase of the number of rental units under the Carefree Rent model.

•	Net revenues from emerging and other services were RMB0.8 billion for the six months ended June 30, 2025, compared to RMB1.6 billion in the same period of 2024.

Cost of Revenues

Total cost of revenues increased by 33.4% to RMB38.8 billion for the six months ended June 30, 2025, from RMB29.1 billion in the same period of 2024.

•	Commission – split. The Company’s cost of revenues for commissions to connected agents and other sales channels was RMB11.6 billion for the six months ended June 30, 2025, compared to RMB8.9 billion in the same period of 2024, primarily due to the increase in the GTV of new home transactions completed through connected agents and other sales channels for the six months ended June 30, 2025 compared with the same period of 2024.

•	Commission and compensation – internal. The Company’s cost of revenues for internal commission and compensation was RMB9.5 billion for the six months ended June 30, 2025, compared to RMB8.1 billion in the same period of 2024, primarily due to the increase in the GTV of exiting home and new home transactions facilitated through Lianjia agents and the increase in fixed compensation costs mainly driven by the increased number of Lianjia agents and improved benefits for them.

•	Cost of home renovation and furnishing. The Company’s cost of revenues for home renovation and furnishing was RMB5.1 billion for the six months ended June 30, 2025, compared to RMB4.4 billion in the same period of 2024, which was in line with net revenues from home renovation and furnishing.

•	Cost of home rental services. The Company’s cost of revenues for home rental services which mainly consists of variable cost, increased by 81.4% to RMB9.9 billion for the six months ended June 30, 2025 from RMB5.5 billion in the same period of 2024, primarily attributable to the growth of net revenues from home rental services.

•	Cost related to stores. The Company’s cost related to stores was RMB1.5 billion for the six months ended June 30, 2025, compared to RMB1.4 billion in the same period of 2024, mainly due to the increased number of Lianjia stores for the six months ended June 30, 2025 compared to the same period of 2024.

•	Other costs. The Company’s other costs increased by 27.6% to RMB1.1 billion for the six months ended June 30, 2025, from RMB0.9 billion in the same period of 2024, mainly due to an increase in provision and funding costs of financial services, business taxes and surcharges along with the increase of net revenues, and the increase of operational technical service costs.

Gross Profit

Gross profit was RMB10.5 billion for the six months ended June 30, 2025 relatively flat compared with RMB10.6 billion in the same period of 2024. Gross margin was 21.3% for the six months ended June 30, 2025, compared to 26.8% in the same period of 2024. The decrease in gross margin was mainly due to: a) a lower proportion of net revenues contributed from existing home transaction services with a higher contribution margin level than other main revenue streams, and b) a lower contribution margin of existing home transaction services led by the increased fix compensation costs as percentage of net revenues from existing home transaction services.

Income from Operations

Total operating expenses increased by 3.0% to RMB8.9 billion for the six months ended June 30, 2025 from RMB8.6 billion in the same period of 2024.

•	General and administrative expenses decreased by 3.5% to RMB4.0 billion for the six months ended June 30, 2025 from RMB4.1 billion in the same period of 2024, mainly due to the decrease in share-based compensation expenses.

•	Sales and marketing expenses increased by 4.7% to RMB3.7 billion for the six months ended June 30, 2025, from RMB3.5 billion in the same period of 2024, mainly due to the increase in sales and marketing expenses for home renovation and furnishing services in line with the growth of net revenues from home renovation and furnishing for the six months ended June 30, 2025 compared to the same period of 2024.

•	Research and development expenses increased by 25.2% to RMB1.2 billion for the six months ended June 30, 2025, from RMB1.0 billion in the same period of 2024, mainly due to the increased headcount of research and development personnel and the increased technical service expenses for the six months ended June 30, 2025 compared to the same period of 2024.

Income from operations was RMB1.7 billion for the six months ended June 30, 2025, compared to RMB2.0 billion in the same period of 2024. Operating margin was 3.3% for the six months ended June 30, 2025, compared to 5.1% in the same period of 2024, primarily due to the decreased gross profit margin, which was partially offset by the improved operating leverage.

Adjusted income from operations6 was RMB2.8 billion for the six months ended June 30, 2025, compared to RMB3.8 billion in the same period of 2024. Adjusted operating margin7 was 5.6% for the six months ended June 30, 2025, compared to 9.5% in the same period of 2024. Adjusted EBITDA8 was RMB4.0 billion for the six months ended June 30, 2025, compared to RMB5.0 billion in the same period of 2024.

Net Income

Net income was RMB2.2 billion for the six months ended June 30, 2025, compared to RMB2.3 billion in the same period of 2024.

Adjusted net income was RMB3.2 billion for the six months ended June 30, 2025, compared to RMB4.1 billion in the same period of 2024.

Liquidity and Capital Resources

During the Reporting Period and up to the date of this announcement, we have financed our operating and investing activities through cash flows from operations and cash provided by historical equity and debt financing activities. As of June 30, 2025, the combined balance of our cash, cash equivalents, restricted cash and short-term investments amounted to RMB53.1 billion, compared to RMB61.6 billion as of December 31, 2024. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and highly liquid investments placed with banks with original maturities of less than three months. Our restricted cash are primarily escrow payments collected from the property buyers on behalf of and payable to the property sellers.

We believe that our current cash, cash equivalents and restricted cash and expected cash provided by operating activities will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for an extended period of time. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

[6]	Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Please refer to the section titled “Unaudited Reconciliation of GAAP and Non-GAAP Results” for details.

[7]	Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

[8]	Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Please refer to the section titled “Unaudited Reconciliation of GAAP and Non-GAAP Results” for details.

The following table sets out our cash flows for the periods indicated:

	For the Six Months Ended June 30,
	2025	2024
	RMB	RMB
	(in thousands)
	(unaudited)	(unaudited)
Net cash provided by (used in) operating activities	(3,139,058)	1,996,092
Net cash provided by (used in) investing activities	7,950,492	(6,843,593)
Net cash used in financing activities	(5,920,964)	(3,515,468)
Effect of exchange rate change on cash, cash equivalents and restricted cash	40,690	32,161

Net decrease in cash and cash equivalents and restricted cash	(1,068,840)	(8,330,808)

Cash, cash equivalents and restricted cash at the beginning of the period	20,301,414	25,857,461

Cash, cash equivalents and restricted cash at the end of the period	19,232,574	17,526,653

Indebtedness

The following table sets forth a breakdown of our financial indebtedness as of the dates indicated:

	As of	As of
	June 30,	December 31,
	2025	2024
	RMB	RMB
	(in thousands)
	(unaudited)
Current:
Short-term borrowings	200,676	288,280
Lease liabilities	12,956,051	13,729,701

Sub-total	13,156,727	14,017,981

Non-current:
Lease liabilities	8,756,664	8,636,770

Long-term borrowings	56,625	–

Sub-total	8,813,289	8,636,770

Total	21,970,016	22,654,751

Except as disclosed in this announcement, we did not have any material mortgages, charges, debentures, loan capital, debt securities, loans, bank overdrafts or other similar indebtedness, finance lease or hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits, which are either guaranteed, unguaranteed, secured or unsecured, or guarantees or other contingent liabilities as of June 30, 2025.

Significant Investment and Material Acquisition and Disposal

We did not have any significant investment or material acquisition or disposal of subsidiaries, associates and joint ventures for the six months ended June 30, 2025.

Pledge of Assets

As of June 30, 2025, we pledged land use rights located in Chengdu, Shanghai and Hangzhou with carrying values of RMB2,081 million for certain revolving credit facilities. Other than these land use rights, we have no other material asset pledges.

Future Plans for Material Investments or Capital Asset

We did not have detailed future plans for significant investments or capital assets as of June 30, 2025.

Gearing Ratio

As of June 30, 2025, our gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 44.3% (as of December 31, 2024: 46.3%).

Foreign Exchange Exposure

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment will be affected by the exchange rate between U.S. dollar and Renminbi.

Historically, the Renminbi has fluctuated against the U.S. dollars at times significantly and unpredictably. The appreciation of the Renminbi against the U.S. dollars was approximately 1.9% for the six months ended June 30, 2025. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollars in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amounts we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares of the Company (the “Class A ordinary shares”) or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash and interest expense related to loans. Our short-term and long-term investments are mostly held in interest-bearing time deposits and wealth management products, and our loans carry fixed or floating interest rates. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

Capital Expenditures

Our capital expenditures were RMB482 million for the six months ended June 30, 2025. Capital expenditures represent cash paid for purchase of property, plant and equipment and intangible assets. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our offshore offerings. We will continue to make capital expenditures to meet the expected growth of our business.

Material Cash Requirements

Our material cash requirements as of June 30, 2025 and any subsequent interim period primarily include our capital expenditures and contractual obligations. We intend to fund our material cash requirements with our cash balance. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.

Our material contractual obligations primarily consist of the following:

(i)	As of June 30, 2025, we have payment obligations totaling RMB449.8 million under existing construction contracts for the development of our self-developed properties. We expect to make the majority of these payments within the next two years, assuming that the contractors meet the contractual construction milestones.

(ii)	Other obligations and commitments

The following table sets forth our contractual obligations as of June 30, 2025:

	Total	Remainder of 2025	2026	2027	2028	2029	Thereafter

	(RMB in thousands)
Short-term and long-term borrowings	257,301	83,283	117,393	56,625	–	–	–
Operating lease commitments	1,079,490	121,406	308,638	267,028	190,715	121,338	70,365
Lease liability obligations	22,318,504	8,123,867	8,191,974	3,330,476	1,265,841	668,275	738,071
Capital commitments	222,051	37,008	74,017	74,017	37,009	–	–
Investment commitments	158,100	158,100	–	–	–	–	–
Purchase of services	1,627	1,627	–	–	–	–	–

Except for commitments and obligations as disclosed above and financial guarantees as discussed in section below, we did not have any other long-term obligations or material guarantees as of June 30, 2025.

Off-Balance Sheet Arrangements

We provide financial guarantees through our subsidiaries for loans that we facilitate for certain financial partners or individual lenders. We are obligated to compensate the lenders for the principal and interest payment in the event of the borrowers’ default. Therefore, we effectively provide guarantees to lenders against the credit risk.

Other than the above, we have not entered into any other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Employees and Remuneration

As of June 30, 2025, we had a total of 131,881 employees. The following table sets forth the total number of employees categorized by function as of June 30, 2025:

Function	Number of employees
Agents and supporting staff	106,541
Platform operation	6,370
Research and development	2,295
Business development, sales and marketing	6,291
Administration and management	10,384

Total	131,881

We believe that we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team. In addition, we invest significant resources in the recruitment of employees to support our fast growth of business operations. In particular, we have successfully attracted a large number of college graduates to join our offline operations in delivering real estate brokerage services to housing customers and experienced and talented research and development professionals to join us in expanding and enhancing our platform technology capabilities.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant, share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.

We enter into standard labor contracts with our employees. To date, we have not experienced any significant labor disputes. None of our employees is represented by a labor union.

OTHER INFORMATION

Purchase, Sale and Redemption of the Company’s Listed Securities

As previously announced, the Company established a share repurchase program in August 2022 and upsized and extended it in August 2023 and August 2024, under which the Company may purchase up to US$3 billion of its Class A ordinary shares and/or ADSs until August 31, 2025 (the “Existing Share Repurchase Program”). As of the date of this announcement, the Company in aggregate has purchased approximately 138.7 million ADSs (representing approximately 416.2 million Class A ordinary shares) on the New York Stock Exchange (“NYSE”) with a total consideration of approximately US$2,177.9 million under the Existing Share Repurchase Program since its launch. On August 26, 2025, the Board approved modifications to the Existing Share Repurchase Program, pursuant to which the repurchase authorization has been further increased from US$3 billion to US$5 billion and extended until August 31, 2028 (the “Extended Share Repurchase Program,” and together with the Existing Share Repurchase Program, the “Share Repurchase Program”). In the annual general meeting (the “AGM”) held on June 27, 2025, the shareholders have approved to grant the Board a general unconditional mandate to purchase the Company’s own shares (the “2025 Share Repurchase Mandate”) which covers the repurchases to be made under the Extended Share Repurchase Program until the conclusion of the next AGM of the Company. After the expiry of the 2025 Share Repurchase Mandate, the Company will further seek for general unconditional mandate for repurchase from the shareholders at the next three AGMs to be held in the forthcoming years to continue its share repurchase under the Extended Share Repurchase Program.

During the Reporting Period, the Company repurchased a total of 20,927,106 ADSs (representing 62,781,318 Class A ordinary shares) on the NYSE at an aggregate consideration of US$393,658,411.08. Details of the repurchase of Class A ordinary shares represented by ADSs on the NYSE during the Reporting Period are summarized as follows:

	Number and Method of	Price Paid per Share
Month of Repurchase	Repurchased Shares	Highest Price Paid	Lowest Price Paid	Aggregate Consideration
		(US$)	(US$)	(US$)
January 2025	13,232,073 on the NYSE	6.14	5.35	74,998,992.12

March 2025	9,269,895 on the NYSE	7.33	6.65	64,425,320.99

April 2025	10,323,393 on the NYSE	7.33	5.68	66,209,561.78

May 2025	13,399,839 on the NYSE	7.08	6.01	85,494,348.35

June 2025	16,556,118 on the NYSE	6.49	5.88	102,530,187.85

Total	62,781,318 on the NYSE			393,658,411.08

The Board considers that the Share Repurchase Program reflects the confidence of the Board and the management team in the current and long-term business outlook and growth of the Company. The Board considers that the Share Repurchase Program is in the best interest of the Company and its shareholders as a whole.

A total of 62,781,318 Class A ordinary shares represented by ADSs repurchased during the Reporting Period has been cancelled, including the 29,955,957 Class A ordinary shares represented by ADSs repurchased in May and June 2025 and cancelled in July 2025. Upon cancellation of the Class A ordinary shares converted from the ADSs repurchased, the weighted voting right (“WVR,” as defined under the Listing Rules) beneficiaries of the Company simultaneously reduced their WVR in the Company proportionately by way of converting their Class B ordinary shares into Class A ordinary shares on a one-to-one ratio pursuant to Rule 8A.21 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules. Accordingly, a total of 2,501,437 Class B ordinary shares has been converted into Class A ordinary shares on a one-to-one ratio, including (i) 1,744,517 Class B ordinary shares converted by Mr. Yongdong Peng, through a discretionary trust established by him (as the settlor), and (ii) 756,920 Class B ordinary shares converted by Mr. Yigang Shan, through a discretionary trust established by him (as the settlor). As a result of the cancellation of the 62,781,318 Class A ordinary shares represented by ADSs repurchased during the Reporting Period and the conversion of 2,501,437 Class B ordinary shares into Class A ordinary shares on a one-to-one ratio, the number of Class A ordinary shares in issue was reduced by 60,279,881.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities during the Reporting Period.

Compliance with the Corporate Governance Code

The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code (the “CG Code”) contained in Appendix C1 to the Listing Rules.

Pursuant to Code Provision C.2.1 of part 2 of the CG Code, companies listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer and Mr. Yongdong Peng currently performs these two roles. The Board believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

All major decisions are made in consultation with members of the Board, including the relevant Board committees, and three independent non-executive directors. The directors of the Company (the “Directors”) are encouraged to participate actively in all Board and committee meetings of which they are members, and the chairman ensures that all issues raised are properly briefed at the Board meetings. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively.

Other than the above, during the Reporting Period and up to the date of this announcement, the Company has complied with all applicable principles and code provisions of the CG Code.

Compliance with the Model Code for Securities Transactions

The Company has adopted the Second Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (the “Company’s Code”), with terms no less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by the Directors and relevant employees of the Company of securities in the Company and other matters covered by the Company’s Code.

Having made specific enquiries to all of the Directors, all Directors confirmed that they have fully complied with all relevant requirements set out in the Model Code and the Company’s Code during the Reporting Period and up to the date of this announcement.

Important Events after the Reporting Period

Save as disclosed in this announcement, no other important events affecting the Group occurred since the end of the Reporting Period and up to the date of this announcement.

Review of Unaudited Interim Condensed Consolidated Financial Information

The interim unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2025 have been reviewed by the auditor of the Company, PricewaterhouseCoopers, in accordance with International Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”. The interim unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2025 have also been reviewed by the audit committee of the Board.

Interim Dividend

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2025 (For the six months ended June 30, 2024: Nil).

Publication of Interim Results and Interim Report

This announcement is published on the website of the Hong Kong Stock Exchange at https://www.hkexnews.hk and on the website of the Company at https://investors.ke.com. The 2025 Interim Report containing all the information required by the Listing Rules will be made available on the websites of the Company and the Hong Kong Stock Exchange in due course.

Appreciation

The Company would like to express its appreciation to all the staff for their outstanding contribution towards the Company’s development. The Board wishes to sincerely thank the management for their dedication and diligence, which are key factors for the Company to continue its success in future. Also, the Company wishes to extend its gratitude for the continued support from its shareholders, customers and business partners. The Company will continue to deliver sustainable business development, so as to create more values for all its shareholders.

Use of Non-GAAP Financial Measures

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non – GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted income (loss) from operations is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Adjusted operating margin is defined as adjusted income (loss) from operations as a percentage of net revenues. Adjusted net income (loss) is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders is defined as net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders, excluding (i) share – based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. Adjusted EBITDA is defined as net income (loss), excluding (i) income tax expense (benefit), (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property and equipment, (v) interest income, net, (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Adjusted net income (loss) per ADS attributable to KE Holdings Inc.’s ordinary shareholders is defined as adjusted net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this announcement.

SAFE HARBOR STATEMENT

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the business outlook in this announcement, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, Directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this announcement is as of the date of this announcement, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

By order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, August 26, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Wangang Xu and Mr. Tao Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,
	Note	2025	2024
		RMB	RMB
Net revenues:
Existing home transaction services		13,589,752	13,061,919
New home transaction services		16,694,318	12,850,320
Home renovation and furnishing		7,510,797	6,449,072
Home rental services		10,762,400	5,812,743
Emerging and other services		781,716	1,573,690

Total net revenues		49,338,983	39,747,744

Cost of revenues:
Commission-split		(11,625,571)	(8,857,846)
Commission and compensation-internal		(9,547,496)	(8,065,289)
Cost of home renovation and furnishing		(5,084,666)	(4,448,069)
Cost of home rental services		(9,946,258)	(5,481,822)
Cost related to stores		(1,478,750)	(1,365,977)
Others		(1,135,560)	(889,605)

Total cost of revenues		(38,818,301)	(29,108,608)

Gross profit		10,520,682	10,639,136

Operating expenses:
Sales and marketing expenses		(3,670,945)	(3,505,463)
General and administrative expenses		(3,954,473)	(4,098,494)
Research and development expenses		(1,217,052)	(971,809)
Impairment of goodwill, intangible assets and other long-lived assets		(28,191)	(36,397)

Total operating expenses		(8,870,661)	(8,612,163)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,
	Note	2025	2024
		RMB	RMB
Income from operations		1,650,021	2,026,973

Interest income, net		492,508	666,253
Share of results of equity investees		14,316	(3,735)
Fair value changes in investments, net		222,226	78,288
Impairment loss for equity investments accounted for using measurement alternative		(1,214)	(8,049)
Foreign currency exchange loss		(44,947)	(73,025)
Other income, net		767,999	901,610

Income before income tax expense		3,100,909	3,588,315
Income tax expense	5	(938,942)	(1,255,789)

Net income		2,161,967	2,332,526

Net income attributable to non-controlling interests shareholders		(5,129)	(8,691)

Net income attributable to KE Holdings Inc.		2,156,838	2,323,835

Net income attributable to KE Holdings Inc.’s ordinary shareholders		2,156,838	2,323,835

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,
	Note	2025	2024
		RMB	RMB
Net income		2,161,967	2,332,526
Other comprehensive income (loss)
Currency translation adjustments		(77,107)	120,450
Unrealized gain on available-for-sale investments, net of reclassification		6,092	32,613

Total other comprehensive income (loss)		(71,015)	153,063

Total comprehensive income		2,090,952	2,485,589

Comprehensive income attributable to non-controlling interests shareholders		(5,129)	(8,691)

Comprehensive income attributable to KE Holdings Inc.		2,085,823	2,476,898

Comprehensive income attributable to KE Holdings Inc.’s ordinary shareholders		2,085,823	2,476,898

Weighted average number of ordinary shares used in computing net income per share, basic and diluted
– Basic	7	3,359,945,551	3,422,928,331
– Diluted	7	3,514,649,718	3,533,558,988

Net income per share attributable to ordinary shareholders
– Basic	7	0.64	0.68
– Diluted	7	0.61	0.66

Share-based compensation expenses included in:
Cost of revenues		204,015	249,834
Sales and marketing expenses		81,102	90,761
General and administrative expenses		648,677	1,090,910
Research and development expenses		82,603	92,926

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of June 30, 2025	As of December 31, 2024
	Note	RMB	RMB
		(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents		11,115,936	11,442,965
Restricted cash		8,116,638	8,858,449
Short-term investments		33,863,827	41,317,700

Financing receivables, net of allowance for credit losses of RMB164,579 and RMB147,330 as of June 30, 2025 and December 31, 2024, respectively		1,930,095	2,835,527
Accounts receivable and contract assets, net of allowance for credit losses of RMB1,693,036 and RMB1,636,163 as of June 30, 2025 and December 31, 2024, respectively	4	4,516,205	5,497,989
Amounts due from and prepayments to related parties		388,962	379,218
Loan receivables from related parties		222,989	18,797
Prepayments, receivables and other assets		7,603,582	6,252,700

Total current assets		67,758,234	76,603,345

Non-current assets
Property, plant and equipment, net		2,413,707	2,400,211
Right-of-use assets		23,126,982	23,366,879
Long-term investments, net		23,458,114	23,790,106
Intangible assets, net		790,699	857,635
Goodwill		4,749,229	4,777,420
Long-term loan receivables from related parties		26,471	131,410
Other non-current assets		1,367,607	1,222,277

Total non-current assets		55,932,809	56,545,938

TOTAL ASSETS		123,691,043	133,149,283

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of June 30, 2025	As of December 31, 2024
	Note	RMB	RMB
		(Unaudited)	(Audited)
LIABILITIES
Current liabilities
Accounts payable	6	7,103,777	9,492,629
Amounts due to related parties		419,751	391,446
Employee compensation and welfare payable		5,296,372	8,414,472
Customer deposits payable		5,601,762	6,078,623
Income taxes payable		496,399	1,028,735
Short-term borrowings		200,676	288,280
Lease liabilities current portion		12,956,051	13,729,701
Contract liability and deferred revenue		6,213,306	6,051,867
Accrued expenses and other current liabilities		7,429,911	7,268,505

Total current liabilities		45,718,005	52,744,258
Non-current liabilities
Deferred tax liabilities	5	317,697	317,697
Lease liabilities non-current portion		8,756,664	8,636,770
Long-term borrowings		56,625	–
Other non-current liabilities		2,367	2,563

Total non-current liabilities		9,133,353	8,957,030

TOTAL LIABILITIES		54,851,358	61,701,288

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of June 30, 2025	As of December 31, 2024
	Note	RMB	RMB
		(Unaudited)	(Audited)
SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares.3,458,896,856 Class A ordinary shares issued and 3,313,383,515 Class A ordinary shares outstanding(1) as of June 30, 2025; 3,479,616,986 Class A ordinary shares issued and 3,337,567,403 Class A ordinary shares outstanding(1) as of December 31, 2024; and 143,263,221 and 145,413,446 Class B ordinary shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)		462	461
Treasury shares		(1,351,591)	(949,410)
Additional paid-in capital		68,167,608	72,460,562
Statutory reserves		926,972	926,972
Accumulated other comprehensive income		538,097	609,112
Retained earnings/(Accumulated deficit)		432,957	(1,723,881)

Total KE Holdings Inc. shareholders’ equity		68,714,505	71,323,816

Non-controlling interests		125,180	124,179

TOTAL SHAREHOLDERS’ EQUITY		68,839,685	71,447,995

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		123,691,043	133,149,283

(1)	Excluding the Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and the Class A ordinary shares repurchased but not cancelled in the form of ADSs.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2025	2024
	RMB	RMB
Cash flows from operating activities:
Net income	2,161,967	2,332,526
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	360,819	338,859
Amortization of intangible assets	70,566	194,518
Provision of allowance for expected credit losses	133,849	74,140
Impairment of goodwill, intangible assets and other long-lived assets	28,191	36,397
Impairment loss for equity investments accounted for using Measurement Alternative	1,214	8,049
Share of results of equity investees	(14,316)	3,735
Dividend received from equity method investments	9,000	15,827
Fair value changes in investments	(222,226)	(78,288)
Investment and interest income	(170,312)	(116,151)
Foreign currency exchange loss (gain)	28,392	(63,104)
Loss (gain) on disposal of property, plant and equipment and intangible assets	16,797	(202)
Share-based compensation expenses	1,016,397	1,524,431
Changes in assets and liabilities:
Accounts receivable and contract assets	875,695	(815,840)
Amounts due from and prepayments to related parties	(41,600)	2,511
Prepayments, receivables and other assets	(1,080,964)	(419,222)
Right-of-use assets	237,757	(2,714,611)
Other non-current assets	(145,330)	(42,320)
Accounts payable	(2,304,638)	329,145
Amounts due to related parties	28,305	(31,877)
Employee compensation and welfare payable	(3,118,100)	(2,080,805)
Contract liability and deferred revenue	161,439	756,996
Lease liabilities	(651,765)	2,072,724
Accrued expenses and other current liabilities	12,141	617,708
Income taxes payable	(532,336)	48,544
Other liabilities	–	2,402

Net cash provided by (used in) operating activities	(3,139,058)	1,996,092

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2025	2024
	RMB	RMB
Cash flows from investing activities:
Purchases of time deposits and held-to-maturity debt investments	(6,575,071)	(15,364,238)
Maturities of time deposits and held-to-maturity debt investments	15,487,973	1,850,110
Purchases of available-for-sale debt investments	(377,923)	–
Sales and maturities of available-for-sale debt investments	477,803	–
Purchases of other long-term investments	(5,612,419)	(3,514,988)
Disposal of other long-term investments	13,845	127,632
Purchases of other short-term investments	(14,303,584)	(12,308,702)
Maturities of other short-term investments	18,993,814	22,944,980
Cash paid for business combinations, net of cash acquired	–	(20,041)
Proceeds from disposal of subsidiaries and long-lived assets	6,530	4,619
Purchases of property, plant and equipment, intangible assets and other long-lived assets	(482,346)	(462,401)
Financing receivables originated	(39,070,925)	(22,602,440)
Collections of financing receivables principal	39,959,108	22,493,916
Loans to related parties and others	(806,940)	–
Repayments of loans from related parties and others	240,627	7,960

Net cash provided by (used in) investing activities	7,950,492	(6,843,593)

Cash flows from financing activities:
Repurchase of ordinary shares	(2,830,382)	(2,701,210)
Proceeds from issuance of ordinary shares upon exercise of share option	2	1
Proceeds from short-term borrowings	236,730	606,033
Repayments of short-term borrowings	(324,334)	(451,174)
Proceeds from long-term borrowings	56,625	–
Dividends paid to equity holders of the Company	(2,881,151)	(2,830,704)
Rental deposit paid on behalf of others	(112,778)	–
Rental deposit received on behalf of others	267,799	–
Change in customer deposits payable and other amounts collected and payable on behalf of others, net	(333,475)	1,861,586

Net cash used in financing activities	(5,920,964)	(3,515,468)

Effect of exchange rate change on cash, cash equivalents and restricted cash	40,690	32,161

Net decrease in cash and cash equivalents and restricted cash	(1,068,840)	(8,330,808)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2025	2024
	RMB	RMB
Cash, cash equivalents and restricted cash at the beginning of the period
Including:
Cash and cash equivalents at the beginning of the period	11,442,965	19,634,716
Restricted cash at the beginning of the period	8,858,449	6,222,745

Total	20,301,414	25,857,461

Cash, cash equivalents and restricted cash at the end of the period
Including:
Cash and cash equivalents at the end of the period	11,115,936	9,409,071
Restricted cash at the end of the period	8,116,638	8,117,582

Total	19,232,574	17,526,653

Supplemental disclosures:
Cash paid for income taxes	(1,484,144)	(1,113,362)
Cash paid for interest	(2,990)	(6,831)

Non-cash investing activities
Changes in accounts payable related to property, plant and equipment addition	83,158	(27,026)

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

1.	GENERAL INFORMATION

KE Holdings Inc. (the “Company”) was incorporated in the Cayman Islands on July 6, 2018 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entities (the “VIE”s) and the subsidiaries of the VIEs (collectively, the “Group”), is principally engaged in operating a leading integrated online and offline platform for housing transactions and services in the People’s Republic of China (the “PRC” or “China”).

In August and November 2020, the Company has completed its initial public offering and follow-on offering on the New York Stock Exchange.

In May 2022, the Company has completed its listing on the Hong Kong Stock Exchange by way of introduction.

2.	BASIS OF PREPARATION

The Interim Financial Information have been prepared on the same basis as the audited financial statements which are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Interim Financial Information does not include all the notes of the type normally included in annual financial statements. Accordingly, the Interim Financial Information should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2024. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period.

Changes in Presentation

During the fourth quarter of 2024, the Group elected to change the presentation of certain cash flows, specifically the changes associated with customer deposits payable and amounts collected and payable on behalf of others from operating activities to financing activities. Prior period comparative amounts have been adjusted to conform to the current period presentation. This change had the impact of decreasing cash flow provided by operating activities by RMB1,861.6 million for the six months ended June 30, 2024, and a corresponding offset in cash used in financing activities. This change in presentation did not affect the previously reported total cash balances on the Unaudited Interim Condensed Consolidated Statement of Cash Flows and had no impact on the Unaudited Interim Condensed Consolidated Statements of Comprehensive Income, Unaudited Interim Condensed Consolidated Balance Sheets, or Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity.

3.	SEGMENT INFORMATION

(a)	Description of segments

The Group’s organizational structure is based on a number of factors that the chief operating decision maker (the “CODM”) uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of services and technology. The Group’s operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results.

The Group now operates its businesses in five segments: existing home transaction services, new home transaction services, home renovation and furnishing, home rental services, and emerging and other services. The following summary describes the operations in each of the Group’s reportable segment:

(1)	Existing home transaction services: The existing home transaction segment provides services in existing home market include i) agency services to sales or leases of existing homes, either through acting as the principal agent or a participating agent in collaboration with the principal agents; ii) platform and franchise services to brokerage firms on Beike platform who provide agency services in existing home market; iii) Other transaction services, such as transaction closing service through the Group’s transaction center.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

(2)	New home transaction services: The new home transaction business segment provides new home transaction services in new home market. New home transaction services refer to agency services provided to real estate developers to facilitate sales of new properties developed by the real estate developers to property buyers. The Group signs the new home transaction services contracts with the sales companies of the developers and then mobilizes all agents registered with the platform to fulfil such contracts.

(3)	Home renovation and furnishing: The home renovation and furnishing business segment provides a one-stop solution to give housing customers access to a comprehensive range of home renovation and furnishing, ranging from interior design, renovation, re-modeling, furnishing, supplies, to after-sales maintenance and repair.

(4)	Home rental services: The home rental business provides rental property management and operation services with respect to dispersed and centralized properties, and other rental-related services including monetization of platform traffic and online rental management services.

(5)	Emerging and other services: Emerging and other services include financial service business and other newly developed businesses.

The Group discloses segment contribution as its measure of segment performance, reconciled to income (loss) from operations. The Group defines contribution for each service line as the revenue less variable costs directly attributable to the reportable segment. For existing home and new home transaction services, variable costs include direct compensation to our internal agents and sales professionals, split commission to connected agents and other sales channels for such services. For home renovation and furnishing services, variable costs include material costs and compensation costs to renovation workers who are the Group’s employees or contractors. For home rental services, variable costs include property leasing costs paid to property owners according to corresponding lease contracts and direct compensation to sales professionals.

The Group’s CODM reviews segment contribution to evaluate performance and allocate resources, predominately in the budgeting, planning, and forecasting processes. For segment contribution, the Group’s CODM reviews the month-over-month and quarter-over-quarter change in contribution, sequential change in contribution, and change in contribution from internal forecasts/budgets. Expense information is provided to and reviewed by the CODM on a consolidated basis to evaluate cost efficiency and company level performance.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

(b)	Segments data

The tables present summary information by segment as following:

	For the Six Months Ended June 30,
	2025	2024
	RMB	RMB
	(Unaudited)	(Audited)
Existing home transaction services
Net revenues	13,589,752	13,061,919
Commission and compensation costs	(8,287,595)	(7,032,712)

Contribution	5,302,157	6,029,207

New home transaction services
Net revenues	16,694,318	12,850,320
Commission and compensation costs	(12,701,657)	(9,768,943)

Contribution	3,992,661	3,081,377

Home renovation and furnishing
Net revenues	7,510,797	6,449,072
Material costs, commission and compensation	(5,084,666)	(4,448,069)

Contribution	2,426,131	2,001,003

Home rental services
Net revenues	10,762,400	5,812,743
Property leasing costs, commission and compensation	(9,946,258)	(5,481,822)

Contribution	816,142	330,921

Emerging and other services
Net revenues	781,716	1,573,690
Commission and compensation costs	(183,815)	(121,480)

Contribution	597,901	1,452,210

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2025	2024
	RMB	RMB
	(Unaudited)	(Audited)
Reconciliation of profit
Cost related to stores	(1,478,750)	(1,365,977)
Other costs	(1,135,560)	(889,605)

Amounts not allocated to segment:
Sales and marketing expenses	(3,670,945)	(3,505,463)
General and administrative expenses	(3,954,473)	(4,098,494)
Research and development expenses	(1,217,052)	(971,809)
Impairment of goodwill, intangible assets and other long-lived assets	(28,191)	(36,397)

Total operating expenses	(8,870,661)	(8,612,163)

Income from operations	1,650,021	2,026,973

The Group does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information. As substantially all of the Group’s long-lived assets are located in the PRC and substantially all of the Group’s revenue of reportable segments are derived from China based on the geographical locations where services and products are provided to customers, no geographical information is presented. There were no customers that individually accounted for 10% or more of the Group’s consolidated net sales for the six months ended June 30, 2025 and 2024.

4.	ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

Accounts receivable, net consists of the following:

	As of June 30, 2025	As of December 31, 2024
	RMB	RMB
	(in thousands)
New home transaction services	4,430,312	5,863,587
Existing home transaction services	603,623	546,658
Home renovation and furnishing	392,350	265,355
Home rental services	56,684	52,135
Emerging and other services	122,080	86,681

Accounts receivable	5,605,049	6,814,416
Allowance for credit losses	(1,553,944)	(1,517,099)

Accounts receivable, net	4,051,105	5,297,317

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

RMB4.4 billion of the Group’s gross accounts receivable was from new home transaction services with RMB1.3 billion allowance for credit losses was recorded as of June 30, 2025.

The contract assets are mainly related to the Group’s home renovation business. The Group’s timing of revenue recognition may differ from the timing of invoicing to customers. The Group’s contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms.

Contract assets, net consists of the following:

	As of June 30, 2025	As of December 31, 2024
	RMB	RMB

	(in thousands)
Contract assets – gross	604,192	319,736
Allowance for credit losses	(139,092)	(119,064)

Contract assets, net	465,100	200,672

The movements in the allowance for credit losses of accounts receivable were as follows:

	For the Six Months Ended June 30,
	2025	2024
	RMB	RMB

	(in thousands)
Balance at the beginning of the period	(1,517,099)	(1,566,129)
Additions	(75,667)	(59,159)
Write-offs	38,822	81,754

Balance at the end of the period	(1,553,944)	(1,543,534)

The Group usually allows a credit period within 90 days to its customers. Ageing analysis of accounts receivable based on the date of delivery of service to customers is as follows:

	As of June 30, 2025	As of December 31, 2024
	RMB	RMB

	(in thousands)
– Up to 3 months	2,771,997	4,315,046
– 3 months to 1 year	990,175	649,209
– over 1 year	1,842,877	1,850,161

Accounts receivable	5,605,049	6,814,416
Less: allowance for credit losses	(1,553,944)	(1,517,099)

Accounts receivable, net	4,051,105	5,297,317

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

5.	TAXATION

The components of income (loss) before tax for the six months ended June 30, 2025 and 2024, are as follows:

	For the Six Months Ended June 30,
	2025	2024
	RMB	RMB

	(in thousands)
Income (loss) before income tax expense
Income from China operations	3,727,936	4,969,234
Loss from non-China operations	(627,027)	(1,380,919)

Total income before income tax expense	3,100,909	3,588,315

The following table summarizes the Group’ income tax expenses and effective tax rates for the six months ended June 30, 2025 and 2024:

	For the Six Months Ended June 30,
	2025	2024
	RMB	RMB

	(in thousands, except for tax rate)
Income before income tax expense	3,100,909	3,588,315
Income tax expense	938,942	1,255,789
Effective tax rate	30.3%	35.0%

During the six months ended June 30, 2025, the income tax expense was primarily driven by current tax on earnings of certain major China operations.

The Organization for Economic Co-operation and Development (“OECD”) has published model rules, which include the implementation of a global minimum tax rate of 15%, commonly referred to as Pillar Two. One country and one region in which the Group does business have enacted implementing legislation effective from January 1, 2024 and January 1, 2025, respectively. Based on the Group’s analysis of such enacted legislation for jurisdictions in which the Group operates, there was no material impact on the Group’s 2025 income tax provision.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

6.	ACCOUNTS PAYABLE

	As of June 30, 2025	As of December 31, 2024
	RMB	RMB

	(in thousands)
Payable related to new home transaction business	4,640,972	5,954,209
Payable for home renovation materials and construction costs	1,683,607	1,713,179
Payable for acquisition of land used for properties development	–	538,406
Payable for advertising fees	92,491	396,364
Payable for internet service fees	334,817	333,835
Payable for leasehold improvements	179,674	262,805
Others	172,216	293,831

Total	7,103,777	9,492,629

An ageing analysis of the trade payable as at June 30, 2025 and December 31, 2024, based on the invoice date, is as follow:

	As of June 30, 2025	As of December 31, 2024
	RMB	RMB

	(in thousands)
– Up to 3 months	6,728,489	9,116,991
– 3 months to 1 year	138,032	210,375
– Over 1 year	237,256	165,263

Accounts payable	7,103,777	9,492,629

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

7.	NET INCOME PER SHARE

Basic net income per share is the amount of net income attributable to each share of ordinary shares outstanding during the reporting period. Diluted net income per share is the amount of net income attributable to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. Stock options to purchase ordinary shares, restricted shares and restricted share units, unless they were anti-diluted, were included in the calculation of diluted net income per share of the Group.

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	For the Six Months Ended June 30,
	2025	2024

	(RMB in thousands, except for share and per share data)
Numerator:
Net income attributable to KE Holdings Inc.	2,156,838	2,323,835

Net income attributable to KE Holdings Inc.’s ordinary shareholders	2,156,838	2,323,835

	For the Six Months Ended June 30,
	2025	2024

	(RMB in thousands, except for share and per share data)
Denominator:
Denominator for basic net income per share-weighted average
ordinary shares outstanding	3,359,945,551	3,422,928,331
Adjustments for dilutive share options	6,250,846	9,049,079
Adjustments for dilutive restricted shares	118,691,325	98,366,372
Adjustments for dilutive restricted share units	29,761,996	3,215,206
Denominator for diluted net income per share-weighted average ordinary shares outstanding	3,514,649,718	3,533,558,988
Net income per share attributable to ordinary shareholders:
– Basic	0.64	0.68
– Diluted	0.61	0.66

8.	DIVIDENDS

In March 2025, the Group’s Board of Directors approved a final cash dividend of US$0.12 per ordinary share, or US$0.36 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 9, 2025, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. As a result, US$401.6 million dividend has been paid out in April 2025, which funded by surplus cash on the Company’s balance sheet.

In March 2024, the Group’s Board of Directors approved a final cash dividend of US$0.117 per ordinary share, or US$0.351 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 5, 2024, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. As a result, US$398.8 million dividend has been paid out in April 2024, which funded by surplus cash on the Company’s balance sheet.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

9.	RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS

The unaudited interim condensed consolidated financial information are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS Accounting Standards (“IFRS”). The effects of material differences between the unaudited condensed consolidated financial information of the Group prepared under

U.S. GAAP and IFRS are as follows:

Unaudited condensed consolidated statements of comprehensive income data

				For the six months ended 30 June, 2025
	Amounts as reported under U.S. GAAP			IFRS adjustments				Amounts as reported under IFRS
		Preferred Shares (note (i))	Provision for credit losses (note (ii))	Lease accounting (note (iii))	Share-based compensation (note (iv))	Issuance costs in relation to the IPO (note (v))	Investments measured at fair value (note (vi))
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenues
Home rental services	10,762,400	–	–	(6,284,512)	–	–	–	4,477,888
Cost
Cost of revenues	(38,818,301)	–	(8,228)	5,903,989	13,668	–	–	(32,908,872)
Sales and marketing expenses	(3,670,945)	–	–	28,350	5,023	–	–	(3,637,572)
General and administrative expenses	(3,954,473)	–	–	22,589	85,468	–	–	(3,846,416)
Research and development expenses	(1,217,052)	–	–	–	(3,103)	–	–	(1,220,155)
Interest income, net	492,508	–	–	(280,015)	–	–	–	212,493
Fair value changes in investments, net	222,226	–	–	–	–	–	45	222,271
Impairment loss for equity investments accounted for using measurement alternative	(1,214)	–	–	–	–	–	1,214	–
Other income, net	767,999	–	–	1,131,594	–	–	(2,199)	1,897,394

Income before income tax expense	3,100,909	–	(8,228)	521,995	101,056	–	(940)	3,714,792

Income tax expense	(938,942)	–	2,057	8,408	–	–	–	(928,477)

Net income	2,161,967	–	(6,171)	530,403	101,056	–	(940)	2,786,315

Net income attributable to KE Holdings Inc.	2,156,838	–	(6,171)	530,403	101,056	–	(940)	2,781,186

Net income attributable to KE Holdings Inc.’s ordinary shareholders	2,156,838	–	(6,171)	530,403	101,056	–	(940)	2,781,186

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

				For the six months ended 30 June, 2024
	Amounts as reported under U.S. GAAP			IFRS adjustments				Amounts as reported under IFRS
		Preferred Shares (note (i))	Provision for credit losses (note (ii))	Lease accounting (note (iii))	Share-based compensation (note (iv))	Issuance costs in relation to the IPO (note (v))	Investments measured at fair value (note (vi))
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenues
Home rental services	5,812,743	–	–	(2,162,443)	–	–	–	3,650,300
Cost
Cost of revenues	(29,108,608)	–	1,185	1,916,559	4,786	–	–	(27,186,078)
Sales and marketing expenses	(3,505,463)	–	–	20,129	(2,561)	–	–	(3,487,895)
General and administrative expenses	(4,098,494)	–	–	12,775	198,479	–	–	(3,887,240)
Research and development expenses	(971,809)	–	–	–	8,650	–	–	(963,159)
Interest income, net	666,253	–	–	(45,928)	–	–	–	620,325
Fair value changes in investments, net	78,288	–	–	–	–	–	(14,826)	63,462
Impairment loss for equity investments accounted for using measurement alternative	(8,049)	–	–	–	–	–	8,049	–
Other income, net	901,610	–	–	820,238	–	–	(6,478)	1,715,370

Income before income tax expense	3,588,315	–	1,185	561,330	209,354	–	(13,255)	4,346,929

Income tax expense	(1,255,789)	–	(209)	(28,850)	–	–	–	(1,284,848)

Net income	2,332,526	–	976	532,480	209,354	–	(13,255)	3,062,081

Net income attributable to KE Holdings Inc.	2,323,835	–	976	532,480	209,354	–	(13,255)	3,053,390

Net income attributable to KE Holdings Inc.’s ordinary shareholders	2,323,835	–	976	532,480	209,354	–	(13,255)	3,053,390

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

Unaudited condensed consolidated balance sheets data

				As of 30 June, 2025
	Amounts as reported under U.S. GAAP			IFRS adjustments				Amounts as reported under IFRS
		Preferred Shares (note (i))	Provision for credit losses (note (ii))	Lease accounting (note (iii))	Share-based compensation (note (iv))	Issuance costs in relation to the IPO (note (v))	Investments measured at fair value (note (vi))
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Short-term financing receivables, net of allowance for credit losses	1,930,095	–	–	–	–	–	–	1,930,095
Lease receivables	–	–	–	6,676,877	–	–	–	6,676,877
Right-of-use assets	23,126,982	–	–	(6,940,337)	–	–	–	16,186,645
Long-term investments, net	23,458,114	–	–	–	–	–	4,237	23,462,351
Other non-current assets	1,367,607	–	(3,782)	23,868	–	–	–	1,387,693

Total assets	123,691,043	–	(3,782)	(239,592)	–	–	4,237	123,451,906

Accrued expenses and other current liabilities	7,429,911	–	(15,131)	(1,183,731)	–	–	–	6,231,049
Other Non-current liabilities	2,367	–	–	17,082	–	–	–	19,449

Total liabilities	54,851,358	–	(15,131)	(1,166,649)	–	–	–	53,669,578

Additional paid-in capital	68,167,608	29,811,702	–	–	968,152	45,338	–	98,992,800
Accumulated other comprehensive income	538,097	241,343	–	–	–	–	–	779,440
Retained Earnings/(Accumulated Deficit)	432,957	(30,053,045)	11,349	927,057	(968,152)	(45,338)	4,237	(29,690,935)

Total shareholders’ equity	68,839,685	–	11,349	927,057	–	–	4,237	69,782,328

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

				As of December 31, 2024
	Amounts as reported under U.S. GAAP			IFRS adjustments				Amounts as reported under IFRS
		Preferred Shares (note (i))	Provision for credit losses (note (ii))	Lease accounting (note (iii))	Share-based compensation (note (iv))	Issuance costs in relation to the IPO (note (v))	Investments measured at fair value (note (vi))
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Short-term financing receivables, net of allowance for credit losses	2,835,527	–	–	–	–	–	–	2,835,527
Lease receivables	–	–	–	7,802,319				7,802,319
Right-of-use assets	23,366,879	–	–	(7,565,950)	–	–	–	15,800,929
Long-term investments, net	23,790,106	–		–			5,177	23,795,283
Other non-current assets	1,222,277	–	(5,840)	23,250	–	–	–	1,239,687

Total assets	133,149,283	–	(5,840)	259,619	–	–	5,177	133,408,239

Accrued expenses and other current liabilities	7,268,505	–	(23,360)	(161,904)	–	–	–	7,083,241
Other Non-current liabilities	2,563	–	–	24,869	–	–	–	27,432

Total liabilities	61,701,288	–	(23,360)	(137,035)	–	–	–	61,540,893

Additional paid-in capital	72,460,562	29,811,702	–	–	1,069,208	45,338	–	103,386,810
Accumulated other comprehensive income	609,112	241,343	–	–	–	–	–	850,455
Accumulated deficit	(1,723,881)	(30,053,045)	17,520	396,654	(1,069,208)	(45,338)	5,177	(32,472,121)

Total shareholders’ equity	71,447,995	–	17,520	396,654	–	–	5,177	71,867,346

Notes:

(i)	Preferred shares

Under U.S. GAAP, the Company classified the Preferred Shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders’ option upon the occurrence of certain deemed liquidation events and certain events outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs. The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to the earliest redemption date.

Under IFRS, certain redemption triggering events of the Preferred Shares are outside of the Company’s control. In addition, the holders of the Preferred Shares are entitled to convert the Preferred Shares into a variable number of the Company’s ordinary shares upon occurrence of certain events. Accordingly, the Preferred Shares are regarded as a hybrid instrument consisting of a host debt instrument and a conversion option as a derivative. The Company designated the entire Preferred Shares as financial liabilities at fair value through profit or loss such that the Preferred Shares are initially recognized at fair value, while changes in the fair value due to own credit risk of Preferred Shares shall be presented in other comprehensive income separately.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

(ii)	Provision for credit losses

1) Under U.S. GAAP, the Group has adopted ASC Topic 326 starting from January 1, 2020. For instruments in the scope of the general CECL model, lifetime expected credit losses are recorded upon initial recognition of the instrument as an allowance for loan losses. Under IFRS, the Group has adopted IFRS 9 starting from January 1, 2018. Upon initial recognition, only the portion of lifetime expected credit loss (“ECL”) that results from default events that are possible within 12 months after the reporting date is recorded (“stage 1”). Lifetime expected credit losses are subsequently recorded only if there is a significant increase in the credit risk of the asset (“stage 2”). Once there is objective evidence of impairment (“stage 3”), lifetime ECL continues to be recognized, but interest revenue is calculated on the net carrying amount (that is, amortized cost net of the credit allowance). Accordingly, the reconciliation includes a difference in the credit losses for financing receivables between IFRS 9 and ASC 326.

2) Under U.S. GAAP, for guarantees that are within the scope of ASC 326-20, the expected credit losses are measured and accounted for without regard to the initial fair value of the guarantee. Therefore, as described in ASC 460, the Group should record both a guarantee obligation and an allowance for credit losses (calculated using the CECL impairment model) for financial guarantees in the scope of ASC 326. Under IFRS, according to IFRS 9, after initial recognition, the Group subsequently measures the financial guarantees at the higher of (1) the amount of the loss allowance and (2) the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15. Accordingly, the reconciliation includes a difference in financial guarantee to reduce the liabilities recorded.

(iii)	Lease accounting

1)	Lessor accounting for intermediate party in the sublease transactions

A lease is classified as a finance lease if it meets certain lease classification criteria, such as whether the lease term equals or exceeds 75% of the economic life of the lease asset. Under U.S. GAAP, when classifying a sublease, the asset analyzed under ASC 842 is the underlying asset. Under IFRS, the asset analyzed is the right-of-use asset from the head lease. Therefore, an intermediate lessor evaluates a sublease with reference to the right-of-use asset rather than the leased asset under IFRS16. Once the sublease is classified as a finance lease, the intermediate party de-recognises the right-of-use asset (to the extent that it is subject to the sublease) and recognises a lease receivable. Accordingly, the reconciliation includes a difference in the lessor accounting for sublease transactions between IFRS 16 and ASC 842.

2)	Lessee accounting

Under U.S. GAAP, for operating leases, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight- line recognition effect in the income statement. Operating lease expense is recorded in a single financial statement line item on a straight-line basis over the lease term, there is no amount recorded as interest expense, and the “interest” amount is used to accrete the lease liability and to amortize the right-of-use asset.

Under IFRS, lessees account for all leases like finance leases in ASC 842. The right-of-use asset is amortized to amortization expense on a straight-line basis, while the interest expense is recorded in connection with the lease liabilities on the basis that the lease liabilities are measured at amortized cost. Amortization and interest expense are required to be presented in separate line items by the lessee.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION (CONTINUED)

(All amounts in thousands, except for share and per share data)

(iv)	Share-based compensation

1)	Awards with performance targets met after the service period

Under U.S. GAAP, a performance target that may be met after the requisite service period is complete, such as the fulfilment of a qualified successful IPO, is a performance vesting condition. The fair value of the award should not incorporate the probability of a performance condition vesting, but rather should be recognized only if the performance condition is probable of being achieved. The cumulative share-based compensation expenses for the share options that have satisfied the service condition were recorded in August 2020. Under IFRS, a performance target that may be met after the requisite service period is a non-vesting condition and is reflected in the measurement of the grant date fair value of an award, and share-based compensation expenses for the share options were recognized during the requisite service period based on the service conditions. Thus, share-based compensation expenses were recorded earlier under IFRS than under U.S. GAAP.

2)	Attribution – awards with graded-vesting features

For the options and RSUs granted to employees with service condition only, the share-based compensation expenses were recognized over the vesting period using straight-line method under U.S. GAAP. While under IFRS, the graded vesting method must be applied.

3)	Accounting for forfeitures of share-based awards

Under U.S. GAAP, companies make an entity-wide accounting policy election to account for award forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized, and the Group has chosen to account for forfeitures when they occur. Under IFRS, a similar policy election won’t be allowed, forfeitures must be estimated.

(v)	Issuance costs in relation to the IPO

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS, such issuance costs apply different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and were allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in the profit or loss.

(vi)	Investments measured at fair value

Under U.S. GAAP, the investment without readily determinable fair values could elect an accounting policy choice. The Group elects the measurement alternative to record these equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRS, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these long-term investments were recognized in the profit or loss.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2025	2024
	RMB	RMB
Income from operations	1,650,021	2,026,973
Share-based compensation expenses	1,016,397	1,524,431
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	59,766	184,284
Impairment of goodwill, intangible assets and other long-lived assets	28,191	36,397

Adjusted income from operations	2,754,375	3,772,085

Net income	2,161,967	2,332,526
Share-based compensation expenses	1,016,397	1,524,431
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	59,766	184,284
Changes in fair value from long term investments,
loan receivables measured at fair value and contingent consideration	(40,771)	13,278
Impairment of goodwill, intangible assets and other
long-lived assets	28,191	36,397
Impairment of investments	1,214	8,049
Tax effects on non-GAAP adjustments	(12,988)	(13,410)

Adjusted net income	3,213,776	4,085,555

Net income	2,161,967	2,332,526
Income tax expense	938,942	1,255,789
Share-based compensation expenses	1,016,397	1,524,431
Amortization of intangible assets	70,566	194,518
Depreciation of property, plant and equipment	360,819	338,859
Interest income, net	(492,508)	(666,253)
Changes in fair value from long term investments,
loan receivables measured at fair value and contingent consideration	(40,771)	13,278
Impairment of goodwill, intangible assets and other
long-lived assets	28,191	36,397
Impairment of investments	1,214	8,049

Adjusted EBITDA	4,044,817	5,037,594

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2025	2024
	RMB	RMB
	(in thousands)
Net income attributable to KE Holdings Inc.’s ordinary shareholders	2,156,838	2,323,835
Share-based compensation expenses	1,016,397	1,524,431
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	59,766	184,284
Changes in fair value from long term investments,
loan receivables measured at fair value and contingent consideration	(40,771)	13,278
Impairment of goodwill, intangible assets and other long-lived assets	28,191	36,397
Impairment of investments	1,214	8,049
Tax effects on non-GAAP adjustments	(12,988)	(13,410)
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders	(14)	(14)

Adjusted net income attributable to KE Holdings Inc.’s ordinary shareholders	3,208,633	4,076,850